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                                                                      EXHIBIT 41

HAMBRECHT & QUIST LLC

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
                                                                        ONE BUSH STREET
                                                                    SAN FRANCISCO, CA 94104
                                                                        (415) 439-3000
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May 1, 1999

Confidential

The Board of Directors
VLSI Technology, Inc.
1109 McKay Drive
San Jose, CA 95131

Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of VLSI Technology, Inc. ("VLSI" or the "Company") of the consideration to be received by such shareholders in connection with the proposed merger of KPE Acquisition Inc. ("Merger Sub"), a wholly owned subsidiary of Koninklijke Philips Electronics N.V. ("Philips"), with and into VLSI (the "Proposed Transaction") pursuant to the Agreement and Plan of Merger to be dated as of May 1, 1999, among Philips, Merger Sub, and VLSI (the "Agreement").

    We understand that the terms of the Agreement provide, among other things for the commencement by Merger Sub of a tender offer (the "Tender Offer") for all outstanding shares of Common Stock of VLSI for $21.00 per share net to the seller in cash. Pursuant to the Proposed Transaction, VLSI will become a wholly owned subsidiary of Philips and each outstanding share of Common Stock, par value $0.01 per share of VLSI, other than shares held in treasury or held by Philips or as to which dissenters' rights have been perfected, will be converted into the right to receive $21.00 per share in cash. The terms and conditions of the Tender Offer and the Proposed Transaction are more fully set forth in the Agreement.

    Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of VLSI in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

    In the past, we have provided investment banking and other financial advisory services to VLSI and have received fees for rendering these services. Hambrecht & Quist served as co-manager in the Company's February 1983 initial public offering as well as the Company's June 1995 follow-on offering and received fees for general financial advisory services performed in 1991, 1992 and 1993. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of VLSI and receives customary compensation in connection therewith. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of VLSI for its own account and

 SAN FRANCISCO - NEW YORK - BOSTON - NEWPORT BEACH - SAN DIEGO - LONDON
   MEMBERS NEW YORK STOCK EXCHANGE - AMERICAN STOCK EXCHANGE - PACIFIC STOCK EXCHANGE
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The Board of Directors
VLSI Technology, Inc.
Page 2

for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

    In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

    (i) reviewed the publicly available consolidated financial statements of VLSI for recent years and interim periods to date and certain other relevant financial and operating data of VLSI (including its capital structure) made available to us from published sources and from the internal records of VLSI;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

   (iii) reviewed certain financial projections prepared by the management of the Company;

    (iv) discussed the operations, business strategy, financial condition and prospects of VLSI with certain members of senior management;

    (v) reviewed the recent financial performance, reported prices and trading activity for the common stock of VLSI and compared such information and certain financial information for VLSI with similar information for certain other companies engaged in businesses we consider comparable;

    (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

   (vii) participated in discussions and negotiations among representatives of the Philips and their financial and legal advisors;

  (viii) reviewed a draft of the Agreement dated May 1, 1999; and

    (ix) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

    In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning VLSI considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of VLSI, nor have we conducted a physical inspection of the properties and facilities of the Company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect management's best currently available estimates and judgments of the expected future financial performance of VLSI. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

    It is understood that this letter is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filing made by the Company in respect to the Proposed Transaction. This letter does not constitute a recommendation to any stockholder of Common Stock as to whether to tender shares of Common Stock pursuant to the Tender Offer, to accept the consideration to be provided in the merger, or as to how such stockholder should vote on the Proposed Transaction.
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The Board of Directors
VLSI Technology, Inc.
Page 3

    Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view.

Very truly yours,

HAMBRECHT & QUIST LLC

By /s/ PAUL B. CLEVELAND
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  Paul B. Cleveland
  Managing Director